

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Laurin Hahn
Co-Chief Executive Officer
Sono Group N.V.
Waldmeisterstraße 76
80935 Munich, Germany

> **Re: Sono Group N.V.**
> **Registration Statement on Form F-1**
> **Filed October 22, 2021**
> **File No. 333-260432**

Dear Mr. Hahn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

General

1. We note your disclosure on page 31 regarding recent events with NEVS. Please include prominent disclosure in your summary regarding recent events and any potential risk. We note your disclosure that you may decide to take over the NEVS' employees that are required for the production of the Sion or reimburse NEVS or its owner for their salaries, which would lead to a significant increase in your expenses and would require you to raise more financing sooner than anticipated. Please provide more enhanced disclosure as to how much additional financing might be necessary, timeline of such financing and the impact on your timeline for production of the Sion.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Krystian Czerniecki